Exhibit 99.28(d)(1)(oo)

PEAR TREE ESSEX ENVIRONMENTAL OPPORTUNITIES FUND

EXPENSE REIMBURSEMENT AGREEMENT

(for the period year ending July 31, 2024)

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree Essex Environmental Opportunities Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and the Trust. Essex Investment Management, LLC (“Essex”) serves as the investment sub-adviser to the Pear Tree Essex Environmental Opportunities Fund.

At such time as the Trustees of the Trust (the “Trustees”) approve this Expense Reimbursement Agreement, the Manager hereby agrees for the period August 1, 2023 through July 31, 2024 (the “Reimbursement Period”) to reimburse Fund expenses such that the Fund’s “Annual Fund Operating Expenses” (other than (a) fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more “Acquired Funds,” as defined in Form N-1A, Item 3, Instruction 3(f)(i), and (b) “extraordinary expenses,” as defined in Form N-1A, Item 3, Instruction 3(c)(ii)) would be the following (determined as a percentage of the “Fund Net Assets” attributable to such share class, as such term is used in the Fund’s prospectus):

Ordinary Shares	1.24 percent per annum
Institutional Shares	0.99 percent per annum
R6 Shares	0.95 percent per annum

To the extent that actual amount of Fund expenses attributable to Institutional Shares and/or R6 Shares, determined as a percentage of the Fund’s Net Assets attributable to such share class, are less than the amount of Fund expenses determined using such percentages above, the Manager may recoup an amount up to the amount of such difference, provided, that (a) the amount of recoupment may not exceed the recoupment amounts due to Essex Investment Management, LLC (“Essex”) from Essex Environmental Opportunities Fund, (b) the amount of recoupment may not cause the Fund’s expenses to exceed the percentage limits described above, (c) the Manager shall not be entitled to any recoupment of reimbursed expenses at any time three years after such expenses had been reimbursed and (d) the Manager assigns its right to recoupment under this Agreement to Essex.

This Expense Reimbursement Agreement only may be rescinded, amended or modified at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

[Signature page to follow]

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

ESSEX INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Robert J. Uek
Robert J. Uek, Co-Chief Executive Officer

Agreed and Accepted

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Dated July 31, 2023